Exhibit 99.2
MOTOROLA, INC.
TRANSCRIPT OF VIDEO TO EMPLOYEES BY GREGORY Q. BROWN, CO- CHIEF
EXECUTIVE OFFICER, MOTOROLA, INC. AND CHIEF EXECUTIVE OFFICER,
BROADBAND MOBILITY SOLUTIONS, AND SANJAY K JHA, CO-CHIEF EXECUTIVE
OFFICER, MOTOROLA, INC. AND CHIEF EXECUTIVE OFFICER, MOBILE DEVICES
(Sent to all employees of the Company on May 4, 2009)
Opening Shot: Greg Brown & Sanjay Jha Together
Co-CEO 1 (Brown Only)
Sanjay and I have some exciting news to share, and we wanted to pass it along as soon we could.
We are delighted to report that our stockholders have voted “YES” to allow Motorola to offer eligible employees a one-time, voluntary Stock Option Exchange program.
While we and other members of the senior leadership team are not eligible to participate, we believe the program is beneficial for our employees, our company, and our stockholders.
It allows you to share in the rewards of Motorola’s future success by exchanging your “underwater” options with replacement awards that over time, may have a greater potential to increase in value.
Co-CEO 2 (Jha Only)
We have been talking about Motorola’s strategy to win, even in this unprecedented economic downturn. Across the company, we are focused on developing the right technologies, participating in the right markets and making the right investments to grow our business for the future.
Our people are vitally important to helping us face these challenges and succeed. Greg and I believe that offering a program like this is just one way to reward your contributions to our future success.

Co-CEO 1 (Brown Only)
You will soon have a one-time opportunity to voluntarily exchange certain eligible underwater stock options for fewer replacement stock options. If you do choose to exchange your options, the new ones will have a lower exercise price and a new vesting schedule.
The Exchange Period — which is your window to exchange eligible stock options— is expected to begin later this month. Stay tuned for more details.
Co-CEO 2 (Jha only)
This is YOUR decision to make. Due to legal requirements, Motorola executives, managers and HR staff cannot advise you on whether you should participate in this voluntary program.
You must make the decision that you believe is best for you.
To assist you, a special website will be created, which will include information about eligibility, questions and answers, modeling scenarios, exchange ratios, and program provisions.
Co-CEO 1 (Brown only)
We believe that Motorola is on the right path, and we are determined to emerge as winners. And when Motorola wins, we want you to share in our success.
Thank You.
Closing Shot: Greg Brown & Sanjay Jha Together
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A voiceover reads the following at the end:
Motorola has not initiated the Option Exchange Program. If the program is commenced, Motorola will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. Motorola stockholders and option holders will be able to obtain these written materials and other documents filed by Motorola with the SEC free of charge from the SEC’s website at www.sec.gov.